PMU News Release #13- 06
TSX: PMU
OTCQX: PFRMF

September 11, 2013

Pacific Rim Mining Announces Fiscal 2014 First Quarter Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the first quarter ended July 31, 2013. Details of the Company’s financial results are provided in its interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be publicly filed and made available to shareholders shortly. Shareholders are strongly encouraged to review these documents. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Pacific Rim is a mineral exploration company focused on high grade, environmentally clean gold deposits in the Americas and committed to excellence in environmental stewardship and social responsibility. Pacific Rim’s primary asset is the advanced-stage, vein-hosted El Dorado gold deposit in El Salvador, where the Company also owns several grassroots gold projects.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, its U.S. subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.), and Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

During Q1 2014 the Company, on behalf of its US subsidiary PREx, informed Corazon Gold Corp. of its intent not to proceed further with its option agreement to acquire a 65% joint venture interest in the Hog Ranch property (“Hog Ranch” or the “Property”) in Nevada, described more fully in the Company’s Q1 2014 MD&A.

The Company’s business activity is primarily focused at present on resolving the El Dorado project permitting impasse. The El Dorado project is the subject of an arbitration claim (the “Arbitration”) (more thoroughly described in the Company’s Q1 2014 MD&A and Fiscal 2013 MD&A) being heard at the International Center for the Settlement of Investment Disputes (“ICSID”) at the World Bank. Notwithstanding the ongoing legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse in order to resume its advancement of the El Dorado project.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

Overall Financial Performance
Pacific Rim is an exploration company that relies on cash and cash equivalents to fund its exploration and general and administrative expenses.

The Company recorded a net loss of $(0.7) million or $0.00 per share for the three months ended July 31, 2013, which was $0.1 million higher than for Q1 2013 ($(0.6) million or $0.00 per share). While the Company’s operating loss for Q1 2014 was slightly lower than for Q1 2013 ($(0.6) million and $(0.7) million respectively) as a result of slightly lower expenses quarter over quarter, a small gain on derivative liability booked during Q1 2013 partially offset the operating loss for that quarterly period.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

During Q1 2014 the Company’s cash and cash equivalents decreased by $0.4 million from $0.9 million at April 30, 2013 to $0.5 million at July 31, 2013. Short-term investments decreased from $0.5 million at April 30, 2013 to $nil at July 31, 2013. As a result of these decreases in cash and cash equivalents and short-term investments, current assets decreased by $0.9 million during Q1 2014, from $1.5 million at April 30, 2013 to $0.6 million at July 31, 2013. This decrease reflects the redemption of short term investments and the subsequent expenditures of cash on general and administrative costs associated with maintaining a public company, exploration project-related expenses, and expenses related to the Arbitration action.

At July 31, 2013 the Company had current liabilities of $1.7 million, $0.3 million lower than the April 30, 2013 balance of $2.0 million, which reduction is due to a decrease in accounts payable and accrued liabilities. The $0.9 million decrease in current assets combined with the small decrease in current liabilities, resulted in a $0.6 million decrease in working capital from $(0.5) million at the end of fiscal 2013 to $(1.1) million at the end of Q1 2014.

Outlook
Exploration
While no substantial exploration programs are envisioned at this time for fiscal 2014, the Company will undertake work and make various expenditures required to keep all of its exploration projects in good standing. The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains hopeful that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2014 and beyond, its efforts to settle the El Dorado permit impasse, and its requirements for additional funding. See Forward-Looking Information.]

General and Administrative and Legal
As a result of recently adopted measures aimed at reducing its staffing costs, the Company’s general and administrative costs are expected to be marginally reduced during fiscal 2014. Additional working capital (likely through equity financing) will be required in the near-term and future to fund ongoing general and administrative costs. Expenditures related to the Arbitration claim are expected to be substantial as the case proceeds through the final phase. Though the Company has signed a service and fee agreement with its Arbitration legal counsel, ancillary Arbitration-related expenses such as expert witnesses, court costs, etc. are less certain and likely to be substantial.

The Arbitration action is expected to proceed during fiscal 2014 and beyond. Having submitted its Memorial in late fiscal 2013, the Company and its legal counsel are currently awaiting the GOES’s submission of its Counter-Memorial anticipated in January 2014. This submission will be followed by oral testimony by both parties before the Tribunal. Based on these submissions and testimonies, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws. The final phase of the Arbitration case is expected to continue through fiscal 2014 and potentially beyond.

[The foregoing paragraph contains forward-looking statements regarding anticipated general and administrative and legal expenses during fiscal 2014; anticipated schedule of events through the final phase of the Arbitration; and management’s expectations regarding expected Arbitration costs and its ability to manage these expenses. See Forward-Looking Information.]

Key Issues
Important corporate and technical issues facing the Company in the coming months (and beyond) include: the Company’s ability to secure adequate future financing for general working capital purposes, ongoing Arbitration-related costs, and exploration project-related expenses including maintenance of the El Salvador properties; developments related to the Arbitration action; ongoing efforts to reach a resolution to the El Dorado permitting impasse with the GOES; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms. The Company is currently exploring strategic alternatives to secure necessary financing. Readers are strongly encouraged to review the information provided in Sections 6 and 13. Readers are strongly encouraged to review the information provided in Section 13 – Risks and Uncertainties of the Q1 2014 MD&A and more thoroughly detailed in Section 14 of the Company’s fiscal 2013 MD&A.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

[The foregoing paragraph contains forward-looking statements regarding management’s assessment of the key issues facing the Company during fiscal 2014 and the requirement for additional financing. See Forward-Looking Information.]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the Company’s future financing requirements and the use of funds that may be raised. These assumptions are based on management’s estimate of working capital requirements and past expenditures. There are no guarantees that future financing will be available to the Company under acceptable terms and conditions. Readers are cautioned that without additional financing the Company’s ongoing exploration plans may not be carried out as anticipated and its ability to continue its business may be at risk.
  the Company’s assessment of expected legal costs associated with the Arbitration and its ability to meet these costs based on current cash and cash equivalent balances, as well as management’s assessment that unanticipated Arbitration costs may arise for which additional financing may be required. The Company’s expectation that it can meet the expected legal expenses during the final phase of the Arbitration is based on its understanding of costs laid out in the service and fee agreement with its legal counsel as well as its understanding of potential additional costs. Arbitration-related costs not covered by the service and fee agreement will be incurred, and other unanticipated costs related to the Arbitration may cause these assumptions to change, either or both of which may necessitate the Company to secure additional financing in order to complete the Arbitration. There can be no guarantee that additional financing will be available to the Company under acceptable terms and conditions.
  the scope of exploration and generative work programs management plans to undertake during fiscal 2014 and in the foreseeable future. These expectations are based on various assumptions including but not limited to: the Company’s ability to secure financing; the Company and/or its subsidiary’s signing of a Formal Agreement to acquire the Remance project; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora- Cerro Colorado properties; the availability and accessibility of projects the Company may be interested in acquiring; the ability to procure adequate experienced staff; the availability of contractors; and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration for fiscal 2014 and beyond may not occur as planned.
  the Company’s exploration plans and anticipated costs for fiscal 2014 and beyond . The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made in El Salvador. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on not only the PRES’s receipt of the El Dorado permit but also the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans for fiscal 2014 may not occur as planned.
#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com anticipated general and administrative, and legal expenses and the requirement for additional financing to fund general working capital expenses and potential, unanticipated legal costs. These statements are based on management’s assumption the Arbitration action will continue through fiscal 2014 and the expected costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the Arbitration action may be averted and the anticipated impact on general and administrative costs may not materialize.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its Fiscal 2013 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2013 and in the Company’s most recent Annual Report on Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives and conducted due diligence geological investigations and confirmatory sampling at the Remance Project . Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com